Gladstone Acquisition Corporation

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

March 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Acquisition Corporation

Registration Statement on Form S-1, as amended

Filed February 9, 2021

File No. 333-252916

Ladies and Gentlemen:

Please withdraw each of the requests for acceleration that were submitted to you on March 16, 2021, on behalf Gladstone Acquisition Corporation and the Underwriters, in connection with the above-referenced Registration Statement.

Very truly yours,

/s/ David Gladstone
David Gladstone
Chief Executive Officer, President, Chief Investment Officer and Chairman

cc:	Thomas Salley, Cooley LLP

John T. McKenna, Cooley LLP

Peter Byrne, Cooley LLP

Mitchell S. Nussbaum, Loeb & Loeb LLP

David J. Levine, Loeb & Loeb LLP